Exhibit 10-18

AMENDMENT TO EMPLOYMENT AGREEMENT

THIS AMENDMENT TO EMPLOYMENT AGREEMENT is made this 1st

Day of April ,2001.

The Employment Agreement by and between FIRST MORTGAGE CORPORATION as Employer, and PAC DONG as Employee, dated October 1, 1997 and heretofore extended through the fiscal year ending March 31, 2001, is modified and amended in the following particulars, only

1. The said Employment Agreement is extended through March 3 1, 2002.

2. Paragraph 3, sub-paragraph 3.1 entitled "Base Salary" is amended to include the earlier amendment which increased the Base Salary from $130,000.00 per annum to $150,000.00, and is further amended for the fiscal year ending March 31, 2002 to the sum of $170,000.00.

3. This Amendment is effective April 1, 2001.

ALL OTHER TERMS AND CONDITIONS

REMAIN THE SAME AS FIRST WRITTEN.

Employer:

FIRST MORTGAGE CORPORATION

By

Employee:

PAC DONG